Simpson Thacher & Bartlett llp
425 Lexington Avenue
New York, NY 10017-3954
(212) 455-2000

Facsimile (212) 455-2502

Direct Dial Number (212) 455-2948	E-Mail Address JKAUFMAN@STBLAW.COM

October 12, 2017
VIA EDGAR

Re:	National Vision Holdings, Inc. Registration Statement on Form S-1
File No. 333-220719

Amanda Ravitz
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of National Vision Holdings, Inc. (the “Company”), we are submitting this letter on a supplemental basis in order to facilitate the review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of the Company’s Registration Statement on Form S-1 (File No. 333-220719) (as amended, the “Registration Statement”).

Based on information currently available and current market conditions, the Company currently intends to offer its shares of common stock to the public utilizing a price range where the low end of the range will not be lower than $18.00 per share and where the high end of the range will not be higher than $20.00 per share, after giving effect to the approximately 1.97-for-1 reverse stock split that the Company plans to effectuate prior to the consummation of this offering. On a pre-split basis, this would represent an anticipated price range of approximately $9.03 to $10.29 per share. The anticipated price range and contemplated stock split remain subject to change. The Company expects to include a bona fide estimated price range, as required by Item 501(b) of Regulation S-K, in an amendment to the Registration Statement to be filed prior to the commencement of the roadshow.

Please do not hesitate to call me at (212) 455-2948 with any questions or further comments regarding this submission.

Very truly yours,

/s/ Joseph H. Kaufman

Joseph H. Kaufman

cc:	Securities and Exchange Commission
Tom Jones
Tara Harkins
Kevin Kuhar

National Vision Holdings, Inc.
Mitchell Goodman

Latham & Watkins LLP
Marc Jaffe
Ian Schuman